Matthew C. Henry

Senior Vice President, General Counsel &

Secretary

Oncor Electric Delivery

1616 Woodall Rodgers Fwy.

Dallas, Texas 75202

Telephone: 214.486.2000

December 19, 2018

Via EDGAR and Electronic Mail

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Attention: Scott Anderegg

RE:	Oncor Electric Delivery Company LLC

Registration Statement on Form S-4

Filed December 12, 2018

File No. 333-228765

Dear Mr. Anderegg:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Oncor Electric Delivery Company LLC (the “Company”) hereby requests acceleration of the effectiveness of its Registration Statement on Form S-4 (Reg. No. 333-228765) at 4:00 p.m., Eastern time, on Friday, December 21, 2018, or as soon thereafter as is practicable.

Very truly yours,

Oncor Electric Delivery Company LLC

By:	/s/ Matthew C. Henry
Matthew C. Henry
Senior Vice President, General Counsel & Secretary

cc:	W. Crews Lott, Baker & McKenzie LLP